August 13, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 6010
Washington, D.C. 20549
Attn: Brian Cascio, Accounting Branch Chief

Re:	Intel Corporation Form 10-K for the Fiscal Year Ended December 27, 2014 Filed February 13, 2015 Form 10-Q for the Fiscal Quarter Ended March 28, 2015 Filed April 27, 2015 File No. 000-06217

Dear Mr. Cascio:

In connection with Intel Corporation's  ("Intel", "Company", "we", or "us") Forms 10-Q and 10-K filed with the Securities and Exchange Commission (the "Commission") as referenced above, we are writing in furtherance of our response letter dated July 2, 2015 in response to the comment letter dated June 4, 2015 from the staff of the Division of Corporation Finance ("Staff").  The following information confirms and elaborates upon the information discussed in our conference call on July 28, 2015 with the Staff and staff from the Office of the Chief Accountant. For ease of reference, we have set forth your comments below and have provided our responses after each comment.

Comment No. 1

Explain the structure and product lines of the mobile business in 2014 and how the structure and product lines changed in the restructuring at the beginning of 2015.

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA  95054
www.intel.com

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2015

Response to Comment No. 1

During 2013, after Brian Krzanich was appointed as our new Chief Executive Officer, he focused on aligning the Company's organizational structure to his strategy.  As a result, the Company was reorganized, creating a single mobile operating segment, the Mobile Communications Group (MCG), in the first quarter of 2014.  MCG was responsible for platforms designed for a broad range of tablet devices and phones as well as wireless connectivity for these mobile devices.  The wireless connectivity products included WiFi technologies as well as our modem technologies (2G, 3G) and development of our next-generation LTE.  During 2014, MCG was managed by a single segment manager (Herman Eul) and the operating segment results were reviewed by our Chief Operating Decision Maker (CODM), Mr. Krzanich.  Please note that MCG was determined to be a reportable segment based on the quantitative tests in ASC 280-10-50-12 during the first quarter of 2014.

Over the remainder of 2014, our customers' products and product roadmaps continued to evolve with the introduction of new computing devices designed to meet end consumer usage demands.  As a result of feedback on our platforms and processes from our customers who integrate our components into computing devices, we determined that our customers preferred a common platform that could scale across multiple consumer products (phablets, tablets, two-in-ones, notebooks and laptops), as opposed to the multiple platforms offered by our MCG segment and our Personal Client Computing Group (PCCG) segment.  This would allow customers to reduce their time and cost to introduce new products to the market and increase manufacturing flexibility to adapt production to consumer demand. At that time we also determined that maintaining separate MCG and PCCG platform development, sales and support organizations was overly complex and not cost efficient for us.

As a direct result of these developments in the consumer products marketplace and feedback from our customers, late in 2014, management announced organizational and platform roadmap changes.  PCCG and MCG were reorganized into one operating segment called Client Computing Group (CCG) under Kirk Skaugen, who was the former segment manager for PCCG. This reflected a shift in the Company's strategy to:  (i) have a single platforms that address multiple consumer market segments; and (ii) achieve a higher level of integration for our platforms, including our modem technology.  As a result of this reorganization, our platforms being designed for performance tablets, which resided in MCG, were merged with our notebook business, which resided in PCCG, resulting in a merged platform roadmap for notebooks and performance tablets.  Additionally, our low-end tablet and phone platforms as well as our modem products were combined into one business under CCG.  We believe these changes have now aligned our platforms to deliver the capabilities for multiple entry points in the market as well as satisfy our customers' desire for platforms that can scale across multiple device categories.  This new organizational structure was implemented in the first quarter of 2015.

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2015

Comment No. 2

Describe the structure of the Client Computing Group (CCG) segment, its business units, and the products under each business unit.

Response to Comment No. 2

The CCG Segment has three primary businesses with each General Manager reporting directly to Kirk Skaugen.  These are:

1)	Mobility Client Platform Group managed by Navin Shenoy, which includes platforms sold for notebooks, 2 in 1 systems, connectivity products and performance tablets;
2)	Desktop Client Platform Group managed by Gregory Bryant, which includes desktop platforms; and
3)	Intel Communications and Devices Group managed by Aicha Evans, which includes modem communication products and Sofia Products (low-end tablet and phone platforms).

These businesses are supported by centralized product, platform, software and customer engineering teams managed by Mr. Skaugen within CCG.

Comment No. 3

Describe how Kirk Skaugen manages the CCG segment and how resource allocation decisions are made for the business units within that segment, and the extent to which the CODM provides input on those decisions.

Response to Comment No. 3

Mr. Skaugen, as manager of the CCG segment, makes specific product level investment decisions in order to achieve the profit and investment goals outlined by the CODM.  Mr. Skaugen seeks input from his product line general managers, but he is the final decision maker for investment priority across all businesses within CCG.   As noted in our response to Comment No. 2, each of the business general managers within CCG report directly to Mr. Skaugen who manages the entire segment as a single portfolio, but is not accountable for managing related manufacturing capacity.  As discussed in our June 4, 2015 comment letter response, the core of our products (the CPU) share a single microprocessor architecture and we offer functionality delineations through an array of features, performance, and power levels.  CCG provides inputs to corporate-level support organizations such as engineering, manufacturing or sales and marketing, but does not direct their specific levels of investment.

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2015

Our CODM provides guidance and direction to each of the operating segments, including the CCG operating segment, on profit and investment goals.  While the CODM on an ad hoc basis may ask for additional information on the businesses' products, he does not receive or regularly review information on the individual businesses' profitability.  Further, our CODM does not make decisions nor allocate resources to the individual businesses within CCG.  Instead, our CODM allocates resources to CCG based on regular reviews of the CCG operating segment results.

Comment No. 4

Describe the discrete financial information provided to Kirk Skaugen for the three CCG business units and describe how it is used for managing the business units.  Tell us the measure of profitability used by Kirk Skaugen in managing the three business units.

Response to Comment No. 4

Mr. Skaugen reviews the operating results of each of the businesses on a quarterly basis (or more frequently when information is available). The operating results includes revenue details, product margin and gross margin, and details of operating expenses.  Operational income statements are prepared for each of the businesses.  While certain of the operating expenses may be specific to an individual business within CCG, much of our investment in operating expenses is shared across the operating segments and therefore across CCG's businesses.  Shared costs, such as development of each new generation of our microprocessor architecture, are allocated to each of the businesses on a proportional basis.  Since all products are on a common design architecture, CCG is able to utilize a centralized R&D engineering group and technology manufacturing group to design, test, and manufacture its components products. These shared resources enable us to leverage common intellectual property and proprietary process technology across the components in R&D and manufacturing process.

Much of the investment to develop the microprocessor architecture is shared between the businesses.  Therefore operating profit for each of the businesses generally is not viewed as a meaningful metric as investment trade-offs would not be made between the businesses given that they all rely on the single architecture for their platforms.  Key operating metrics used by Mr. Skaugen on a regular basis includes revenue and unit growth and progress toward product margin goals.

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2015

Comment No. 5

Describe the CCG financial information, if any, regularly provided to the CODM for the three CCG business units.

Response to Comment No. 5

The CODM is regularly provided operating results (revenue, gross margin, operating expenses and operating profit) for the CCG operating segment in total. For the three businesses within CCG, our CODM regularly reviews volume, average selling prices and revenue for each of the primary market segments in which our platforms are sold (notebook, desktop, tablet and phone).  However, our CODM does not review operating profit results for the individual businesses within CCG.  As described in our response to Comment No. 4 above, the segment manager reviews the operating results of the three businesses within CCG.

Comment No. 6

We note references in the first and second quarter earnings call that the company is on track to achieving the improved mobility profitability goal of $800 million, but in discussions with the Staff the $800 million goal was referred to as a segment goal.  Please clarify the reference to the $800 million segment goal.
Response to Comment No. 6

Prior to the formation of CCG, the Company articulated a goal of $800 million of improvement in operating margins for the MCG operating segment for calendar year 2015.  Given our stated goal prior to the reorganization and interest by investors and analysts in our ability to achieve efficiencies as we focus on platforms designed for the mobile market, we have during our earnings calls (for both the first and second quarters of 2015), continued to speak to our progress on the "mobile profitability goal" which was formerly focused on the MCG operating segment.  As discussed above in our responses to Comments No. 1 and No. 2, the former MCG operating segment no longer exists, and the components of the prior operating segment now reside in separate businesses within CCG.  As a result, in order to be able to report to investors and analysts on the goal, CCG measures specific savings goals within its business groups which are aligned to our previously stated goal associated with the $800 million improvement. Given that the MCG operating segment no longer exists, we track our progress against the previously stated goal by way of a manual, excel-based process which includes estimates and allocations.  This metric is reviewed by Mr. Skaugen as the CCG segment manager and progress against the goal is communicated to the CODM.

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2015

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As requested by the Staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K and March 2015 Form 10-Q;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Intel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the productive discussions and the opportunity to address your comments. If you have any questions, you may contact DawnDee Hankel, External Reporting Controller at (971) 215-6872, or Ronald Mueller at Gibson, Dunn & Crutcher at (202) 955-8671.

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Executive Vice President, Chief Financial Officer, and Principal Accounting Officer
Intel Corporation

cc:
Audit Committee of the Board of Directors of Intel Corporation
Steven R. Rodgers, Senior Vice President and General Counsel
Suzan A. Miller, Vice President, Deputy General Counsel and Corporate Secretary